SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                        ----------------------------

                             AMENDMENT NO. 1 OF
                                SCHEDULE TO
      Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                      Securities Exchange Act of 1934
                                    AND
                      AMENDMENT NO. 1 TO SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                        ----------------------------

                      PROVANTAGE HEALTH SERVICES, INC.
                     (Name of Subject Company (Issuer))
                     MERCK & CO., INC. (OFFEROR PARENT)
                       PV ACQUISITION CORP. (OFFEROR)
            MERCK-MEDCO MANAGED CARE, L.L.C. (PARENT SUBSIDIARY)
          (Names of Filing Persons (identifying status as offeror,
                         issuer or other person))

                        ----------------------------
                  Common Stock, Par Value $0.01 Per Share
                     (Including the Associated Rights)
                       (Title of Class of Securities)
                                743725 10 3
                   (CUSIP Number of Class of Securities)

                        ----------------------------

                              CELIA A. COLBERT
                            PV ACQUISITION CORP.
                           C/O MERCK & CO., INC.
                              ONE MERCK DRIVE
                    WHITEHOUSE STATION, NEW JERSEY 08889
                               (908) 423-1000

    (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                              WITH A COPY TO:
                         GARY P. COOPERSTEIN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000

                         CALCULATION OF FILING FEE

------------------------------------------------------------------------------
       Transaction Valuation:  *                    Amount of filing fee:
       $226,724,985                                       $45,345
------------------------------------------------------------------------------

* For purposes of calculating fee only. This amount is based on a per share offering price of $12.25 for 18,150,000 shares of common stock and for options to purchase 358,162 options with strike prices lower than $12.25 that may become exercisable before or during a subsequent offer period, if any. Pursuant to the Agreement and Plan of Merger, dated as of May 4, 2000, by and among ProVantage Health Services, Inc. (the "Company"), Merck & Co., Inc. and PV Acquisition Corp. (together, the "Bidders"), the Company represented to the Bidders that, as of such date, it had 18,150,000 shares of common stock issued and outstanding and 873,309 shares of common stock reserved for issuance upon exercise of outstanding stock options, none of which are currently exercisable and all of which will become exercisable before or during a subsequent offer period, if any. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Bidder.

          [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $226,724,985
          Form or Registration No.: Schedule TO
          Filing Party: Merck & Co., Inc. and PV Acquisition Corp. Dated Filed: May 10, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]   third-party offer subject to Rule 14d-1.

        [ ]   issuer tender offer subject to Rule 13e-4.

        [ ]   going-private transactions subject to Rule 13e-3.

        [X]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

                             SCHEDULE 13D

CUSIP No.  743725-10-3

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MERCK & CO., INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

                                                         (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See instructions)

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW JERSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           11,710,000(1)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,710,000(1)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    64.5%

14  TYPE OF REPORTING PERSON (See instructions)

    CO


(1)  See Item 5 of Schedule TO, filed by Merck & Co., Inc. and PV
     Acquisition Corp. on May 10, 2000, and Items 4 and 5 of Schedule 13D, filed by Merck & Co., Inc., Merck-Medco Managed Care, L.L.C. and PV Acquisition Corp. on May 10, 2000.

                             SCHEDULE 13D

CUSIP No.  743725-10-3

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MERCK-MEDCO MANAGED CARE, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

                                                         (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See instructions)

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           11,710,000(1)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,710,000(1)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    64.5%

14  TYPE OF REPORTING PERSON (See instructions)

    OO


(1)  See Item 5 of Schedule TO, filed by Merck & Co., Inc. and PV
     Acquisition Corp. on May 10, 2000, and Items 4 and 5 of Schedule 13D, filed by Merck & Co., Inc., Merck-Medco Managed Care, L.L.C. and PV Acquisition Corp. on May 10, 2000.

                             SCHEDULE 13D

CUSIP No.  743725-10-3

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PV ACQUISITION CORP.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

                                                         (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See instructions)

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           11,710,000(1)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10  SHARED DISPOSITIVE POWER

                        -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,710,000(1)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    64.5%

14  TYPE OF REPORTING PERSON (See instructions)

    CO


(1)  See Item 5 of Schedule TO, filed by Merck & Co., Inc. and PV
     Acquisition Corp. on May 10, 2000, and Items 4 and 5 of Schedule 13D, filed by Merck & Co., Inc., Merck-Medco Managed Care, L.L.C. and PV Acquisition Corp. on May 10, 2000.

     This Amendment No. 1, filed on June 2, 2000 to the Schedules TO and 13D filed on May 10, 2000, relates to the offer by PV Acquisition Corp., a Delaware corporation and indirect wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of ProVantage Health Services, Inc., a Delaware corporation (the "Company"), at a price of $12.25 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, which, together with the Offer to Purchase, constitutes the "Offer".

ITEM 11.  ADDITIONAL INFORMATION

     Item 11 is hereby amended to add the following information:

     At 11:59 p.m. on June 1, 2000, the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired without a request for additional information from the Federal Trade Commission or the Antitrust Division of the Department of Justice.

ITEM 12.  EXHIBITS

     Item 12 is hereby amended to add the following exhibit:

     (a)(1)(I)     -Press Release issued by Parent and the Company on
                    June 2, 2000.

                                 SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 2, 2000

                                     MERCK & CO., INC.

                                     By: /s/ Judy C. Lewent
                                        ------------------------------------
                                        Name:  Judy C. Lewent
                                        Title: Senior Vice President and
                                               Chief Financial Officer

                                     PV ACQUISITION CORP.

                                     By:  /s/ Judy C. Lewent
                                        ------------------------------------
                                        Name:  Judy C. Lewent
                                        Title: President

                                     MERCK-MEDCO MANAGED CARE, L.L.C.

                                     By: /s/ Richard T. Clark
                                        ------------------------------------
                                        Name:  Richard T. Clark
                                        Title: President

                               EXHIBIT INDEX
                               -------------

     EXHIBIT

     (a)(1)(I)   -Press Release issued by Parent and the Company on
                  June 2, 2000.